Filed pursuant to Rule 433. Registration Statement Nos. 333-184147 and
333-184147-01.

RBS Exchange Traded Notes

RBS Gold Trendpilot[] ETN (TBAR)

The RBS Gold Trendpilot[] Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS
Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS
Group to pay, and are also subject to market risk.

RBS Gold Trendpilot[] ETNs track the RBS Gold Trendpilot[] Index (USD) which provides:
Trend-following exposure using an objective and transparent methodology to either the Price of Gold Bullion or the Cash Rate; Gold Exposure in positive trending markets by tracking the Price of Gold Bullion; and Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month
U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot([]) Index Methodology

A positive trend is established:
The Index will track the Price of Gold Bullion

If the Price of Gold Bullion is at or above its historical 200-Index  business day simple moving average for five consecutive Index business days

A negative trend is established:
The Index will track the Cash Rate

If the Price of Gold Bullion is below its historical 200-Index  business day simple moving average for five consecutive Index business days

A negative trend is established

A positive trend is established

Hypothetical Price of Gold Bullion

Hypothetical 200-Index  business day simple moving average

Time

The above graph illustrates the operation of the Trendpilot[] Index
Methodology. It does not reflect any actual performance of the Price of Gold
Bullion or the Index, and is not an indication of how the Price of Gold Bullion or the Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.
If neither of the above conditions is satisfied, the trend of the Price of Gold
Bullion will be the same as the trend of the Price of Gold Bullion on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Price of Gold Bullion trend switches from positive to negative or from negative to positive, as the case may be.
* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

RBS ETN Details
---------------------------------------------------
Issuer          The Royal Bank of Scotland plc
--------------- -----------------------------------
Guarantor       The Royal Bank of Scotland
                Group plc
--------------- -----------------------------------
Ticker          TBAR
--------------- -----------------------------------
Intraday        TBAR.IV
Indicative
Value[]Ticker
--------------- -----------------------------------
CUSIP           78009L407
--------------- -----------------------------------
ISIN            US78009L4077
--------------- -----------------------------------
Primary         NYSE Arca
Exchange
--------------- -----------------------------------
Maturity        2/15/2041
--------------- -----------------------------------
Index           RBS Gold Trendpilot[] Index
                (USD) (Bloomberg symbol:
                "TPGLDUT Index"), which
                tracks the Price of Gold Bullion
                or the Cash Rate depending on
                the relative performance of the
                Price of Gold Bullion on a simple
                historical moving average basis.
--------------- -----------------------------------
Price of Gold   London Gold PM Fixing Price in
Bullion         USD published by the London Bul-
                lion Market Association (Bloomberg
                page: "GOLDLNPM Index")
--------------- -----------------------------------
Cash Rate       Yield on a hypothetical
                notional investment in 3-month
                U.S. Treasury bills as of the most
                recent weekly auction (Bloom-
                berg page: "USB3MTA Index")
--------------- -----------------------------------
Annual Investor When the Index is tracking the
Fee (accrued on Price of Gold Bullion: 1.00%
a daily basis)  per[]annum.
                When the Index is tracking the
                Cash Rate: 0.50% per annum.
--------------- -----------------------------------
Repurchase at   You may offer your RBS ETNs
your option     to RBS plc for repurchase on
                any business day on or prior to
                2/7/2041, provided that you offer
                a minimum of 20,000 RBS ETNs
                for any single repurchase and
                follow the procedures described
                in the pricing supplement.
--------------- -----------------------------------
Early           We may redeem all of the RBS
redemption at   ETNs at our discretion at any time
our option      on or prior to 2/13/2041.
                Pursuant to our announced
                plan to exit the structured retail
                investor products business, the
                likelihood that we will redeem
                the ETNs prior to maturity has
                increased. See "Recent Devel-
                opments" on reverse for more
                information.
--------------- -----------------------------------
Daily           Upon early repurchase or
Redemption      redemption or at maturity, you will
Value           receive a cash payment equal to
                the daily redemption value per
                RBS ETN. The daily redemption
                value on the relevant valuation
                date will be published on www.
                rbs.com/etnus/tbar*.
--------------- -----------------------------------

www. rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.

Historical Performance (%) -- as of 6/30/2013

                       QUARTER-TO- Year-to- ANNUALIZED ANNUALIZED ANNUALIZED annualized since RBS ETN
                       DATE (%)  date (%) 1-Year (%) 3-Year (%) 5-Year (%)   inception (2/17/11) (%)
---- ----------- -------- ---------- ---------- ---------- -------------------------
RBS Gold Trendpilot[]        -0.11     -3.29      -3.15       --         --              4.96
ETN DailyRedemption Value(1)
RBS Gold Trendpilot[] Index  0.01      -2.98      -2.43       --         --              5.83
Price of Gold Bullion       -25.42    -28.08    -25.43      -1.41      5.08             -5.98
Cash rate on 6/30/13 was 0.06%   --        --        --         --         --                --

Source: Bloomberg. The table above presents the actual performance of the
Index, the RBS ETNs and the Price of Gold Bullion over the specified periods.
It is not possible to invest directly in an index. For information regarding the performance of the Index, see pages PS-12 to PS-16 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and Exchange
Commission (SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the Price of Gold Bullion, and (ii) 0.50% per annum when the
Index is tracking the Cash Rate.

Gold Bullion Performance -- as of 6/30/2013

Price of Gold Bullion
Price of Gold Bullion 200-Index business day simple moving average

The graph to the left is the historical performance of the Price of Gold
Bullion and its 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot[] Index performance.

                      1977  1978  1979   1980  1981   1982  1983   1984   1985  1986   1987   1988   1989
--------------------- ----- ----- ------ ----- ------ ----- ------ ------ ----- ----- ------- ------ -----
Price of Gold Bullion 22.64 37.01 126.55 15.19 -32.60 14.94 -16.31 -19.38 6.00  18.96  24.53  -15.26 -2.84
Cash Rate (Year-End)  6.15  9.34  12.07  14.99 11.04  7.98  8.94   7.75   7.02  5.49   5.96   8.22   7.77
                      1990  1991  1992   1993  1994   1995  1996   1997   1998  1999   2000   2001   2002
--------------------- ----- ----- ------ ----- ------ ----- ------ ------ ----- ----- ------- ------ -----
Price of Gold Bullion -3.11 -8.56 -5.73  17.68 -2.17  0.98  -4.59  -21.41 -0.83 0.85   -5.44  0.75   25.57
Cash Rate (Year-End)  6.53  3.91   3.24  3.06  5.57   4.91  5.08   5.43   4.52  5.30   5.70   1.71   1.19
                      2003  2004  2005   2006  2007   2008  2009   2010   2011  2012  2013 Q2
--------------------- ----- ----- ------ ----- ------ ----- ------ ------ ----- ----- ------- ------ -----
Price of Gold Bullion 19.89 4.65  17.77  23.20 31.92  4.32  25.04  29.24  8.93  8.26  -28.08
Cash Rate (Year-End)  0.89  2.23   3.91  4.88  3.31   0.05  0.11   0.18   0.03  0.09   0.06

The table above does not reflect any Trendpilot[] Index performance. The Trendpilot[] Index performance is not the same as the performance of the Price of Gold Bullion.
The Trendpilot[] Index may underperform the Price of Gold Bullion over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate
environment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some
or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive
at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to
perform poorly in volatile markets. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be
limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest.
The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. Any payment on
the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You
should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment,
legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. The RBS ETNs are not suitable for all investors. You should carefully read the
relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the
 RBS ETNs as described in the "Risk
Factors" section of the pricing supplement, before investing. IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and
 The Royal Bank of Scotland Group
plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC)
 for the offering of RBS ETNs to which this
communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and
RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web
site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement
at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail
investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through
a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS
 Retail Investor Products Exit Plan increases the
likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any
assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

RBS Gold Trendpilot[] Index (USD) is the property of The Royal Bank of Scotland plc, which has contracted with SandP Opco, LLC (a subsidiary of SandP Dow Jones Indices LLC) ("SandP Dow Jones Indices") to maintain and calculate the Index. SandP Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.
 SandP([R]) is a registered trademark of Standard and Poor's Financial Services LLC ("SPFS") and
Dow Jones([R]) is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to
 SandP
Dow Jones Indices. "Standard and Poor's([R])" and "SandP([R])" are registered trademarks of SPFS and together with the "Calculated by
 SandP Dow Jones CALCULATED BY
Indices Custom" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS Gold Trendpilot[]
 ETNs are
not sponsored, endorsed, sold or promoted by SandP Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and nei-
ther SandP Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability
of investing in such RBS ETNs.

Copyright [C] 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is
an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value.
Dated July 16, 2013